Principal Private Credit Fund
Supplement dated October 9, 2025
to the Prospectus dated June 30, 2025
(as previously supplemented)

This supplement updates information currently in the Prospectus. Please retain this supplement for future reference.

PURCHASING FUND SHARES
Under Eligibility and Minimum Investment, please replace the first paragraph before the table with the following:
You must be an eligible purchaser for a particular share class to buy shares of the Fund in that share class. PGI and the Distributor reserve the right to broaden, limit, and change the designation of eligible purchasers without notice. Shares of the Fund are only sold in U.S. jurisdictions. As a general matter, the Fund will not establish accounts registered to foreign individuals or entities, including foreign correspondent accounts (other than as noted below). If an existing shareholder with a U.S. address moves outside of the U.S. and updates his or her address on the shareholder's account, we will be unable to process future purchases on that account. The Fund intends, however, to offer and sell shares directly to a non-U.S. investment company operating as a “feeder fund.” Investors that invest in the Fund indirectly through the feeder fund would not be registered shareholders of the Fund, and the prohibition on future purchases, as noted above, would not apply to them. Subject to your eligibility and the minimum initial investment requirements, you may invest in the Fund directly or through intermediaries, such as broker-dealers, insurance companies, plan sponsors, third party administrators, and retirement plans. Neither PGI nor the Fund is responsible for determining the suitability of the Fund or Shares for any investor.

TAX CONSIDERATIONS
Please replace the tenth paragraph with the following two paragraphs:
Non-U.S. investors should be aware that certain distributions (including distributions in respect of repurchases) from the Fund may be subject to U.S. federal withholding tax at a 30% rate. Distributions by the Fund to each non-U.S. investor as short-term capital gain dividends, and/or U.S. interest-related dividends, each as defined in the Code and subject to certain conditions, generally are not subject to withholding of U.S. federal income tax. Distributions by the Fund, however, to each non-U.S. investor of investment company taxable income, other than short-term capital gain dividends and U.S. interest-related dividends (including any cash distributions from the Fund that are reinvested pursuant to the Fund’s distribution reinvestment plan, to the extent such distributions are paid from current and accumulated earnings and profits), are generally subject to such 30% withholding tax. Because of any such withholding, the investment returns to the non-U.S. investors may be reduced. Prospective non-U.S. investors are urged to consult their tax advisors regarding any such potential U.S. tax withholding and its effect on their investments in the Fund.
A shareholder recognizes gain or loss on the sale or redemption of shares of the Fund in an amount equal to the difference between the proceeds of the sales or redemption and the shareholder's adjusted tax basis in the shares. Under section 302 of the Code, the Fund’s repurchase of a shareholder’s shares generally will be treated as an exchange, and thus eligible for capital gain treatment, if it (1) results in a “complete termination” of the shareholder’s interest in the Fund, (2) results in a “substantially disproportionate” redemption (the functional equivalent of a repurchase) with respect to shareholder, or (3) is “not essentially equivalent to a dividend.” For these purposes, (a) a “substantially disproportionate” redemption is one that reduces the shareholder’s percentage interest in the Fund’s voting shares by more than 20%, and after which he or she owns a less than-50% voting interest in the Fund, and (b) a repurchase is “not essentially equivalent to a dividend” if it results in a “meaningful reduction” of a Shareholder’s percentage interest in the Fund. Whether a reduction is “meaningful” depends on the particular facts and circumstances. The Fund cannot predict whether or the extent to which any repurchase offer will be oversubscribed. If any such offer is oversubscribed, proration of tenders pursuant thereto will cause the Fund to accept fewer shares than are tendered. Therefore, a Shareholder can be given no assurance that a sufficient number of his or her shares will be purchased pursuant to any such offer to ensure that that purchase will be treated as an exchange. If a payment by the Fund to a shareholder is not treated as in exchange for the repurchased shares, it may be treated as a distribution under the Code. That distribution will be treated as a dividend to the extent it is made out of the Fund’s earnings and profits and will be fully taxable as ordinary income or qualified dividend income without regard to the shareholder’s adjusted basis in his or her shares. Treatment as a dividend may subject non-U.S. investors to U.S. federal withholding as further described in this “TAX CONSIDERATIONS” section. To the extent the distribution is not made out of the Fund’s earnings and profits, it will reduce the shareholder’s adjusted tax basis in his or her shares (which would result in a higher tax liability when the shares are sold, even if they had not increased in value, or, in fact, had lost value), and then, after that basis is reduced to zero, as realized capital gain.